04045961

1 November 2004

PROCESSED

NOV 09 2004

THOMSON
FINANCIAL

SEC MAIL RECEIVED
NOV 04 2004
WASH. D.C. 185 SECTION

SUPPL

BY COURIER

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street NW
WASHINGTON DC 20549

Attention: Mr Michael Coco

Dear Sir

THE AUSTRALIAN GAS LIGHT COMPANY
12g3-2(b) INFORMATION
FILE NO. 82-4797

I enclose information which The Australian Gas Light Company is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned on +61 2 9921 2203.

Yours faithfully

Bruce Miller
Assistant Company Secretary

Encl.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/10/2004

TIME: 15:08:01

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

NGC Annual Meeting Results

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

The NGC Building
44 The Terrace
Private Bag 39980
Wellington Mail Centre
Phone +64 4 462 8700
Fax +64 4 462 8600

28 October 2004

NEWS MEDIA RELEASE

NGC Annual Meeting

At the Annual Meeting of NGC Holdings Limited in Wellington today, shareholders approved all of the resolutions set out in the Notice of Meeting dated 14 September 2004. Accordingly:

1. Mr Richard Bentley and Mr Greg Martin were re-elected as Directors;
2. Hon Fran Wilde was elected as a Director;
3. The meeting recorded the automatic reappointment of PricewaterhouseCoopers as the Company's Auditor, and authorised the Directors to fix the Auditor's remuneration for the ensuing year; and
4. The Company's Constitution will be amended to reflect changes to the NZX Listing Rules and the Companies Act 1993.

In his introductory remarks, the Chairman, Mr Martin, confirmed Mr Bentley, Mr Rick Bettle and Ms Wilde as Independent Directors of the Company.

The Chief Executive, Phil James, told the meeting that, following the conclusion of the sale of AGL's (The Australian Gas Light Company's) majority shareholding in NGC, he will assist with the transition and return to Australia early in the New Year.

Contact:

Keith FitzPatrick
Manager External Relations
NGC Holdings Limited

Phone: 04 462 8704
Mobile: 027 4438349

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 27/10/2004

TIME: 14:55:00

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

NGC Engages Grant Samuel & Assocaites Ltd as Indep. Adviser

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

ASX.Online@asx.com.au

27/10/2004 02:55 PM

To: drubinstein@agl.com.au, jmcaloon@agl.com.au
cc:
Subject: AGL - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 177085 as follows:
Release Time: 27-Oct-2004 14:54:56
ASX Code: AGL
File Name: 177085.pdf
Your Announcement Title: NGC Engages Grant Samuel & Associates as Independent Advisor

177085.pdf

Level 8, The NGC Building
44 The Terrace
Private Bag 39980
Wellington
New Zealand
Phone: 64 4 462 8700
Fax: 64 4 462 8600
Website: www.ngc.co.nz

27 October 2004

NEWS MEDIA RELEASE

NGC Engages Grant Samuel & Associates Ltd as Independent Adviser

The NGC Holdings Limited Board Committee of Independent Directors has engaged Grant Samuel & Associates Ltd as its Independent Adviser in accordance with the Takeovers Code.

The engagement of the Independent Adviser is in anticipation that NGC will receive in due course a notice of takeover offer from Vector Limited following Vector's announcement on 11 October 2004 that it had entered an agreement to acquire the majority 66.05% shareholding in NGC held by The Australian Gas Light Company (AGL).

The NGC Board Committee of Independent Directors comprises Richard Bentley (Chairman), Rick Bettle and Fran Wilde.

Contact: Keith FitzPatrick, Manager External Relations, NGC Holdings Limited
Phone: 04 – 462 8704, Mobile: 027- 443 8349

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 22/10/2004

TIME: 08:34:51

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Lodgement of Investor Forum Presentations

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

The Australian Gas Light Company
ABN 95 052 167 405
Formed in New South Wales with limited liability
Telephone: 02-9922 0101 LEVEL 21 FAX: (02) 9957 3671

TO: **AUSTRALIAN STOCK EXCHANGE**

FAX NO. **1900 999 279**

FROM: **COMPANY SECRETARY OFFICE**

DATE: 22 October 2004

PAGES: **1 (including cover sheet)**

SUBJECT: Lodgement of Investor Forum presentations (22 October 2004)

The following 8 x presentations will be given at the AGL Investor Forum meetings to be held on 22 October 2004. Details of those presentations are as follows:

1. MD presentation
2. CFO presentation
3. Group GM ES&M presentation
4. GM Marketing & Residential Sales presentation
5. GM Finance ES&M presentation
6. CIO presentation
7. Group GM Operations presentation
8. GM Corporate & External Services & GM Regulation & Policy presentation

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 22/10/2004

TIME: 08:35:41

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Managing Director's Presentation Investor Forum

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**



Investor for
2 / 22 Oct
tin, Managing Director
AGL

Today is about...

AGL

More detailed exposure to businesses within AGL's portfolio

Consideration of associated business issues

Presentations by senior management

Opportunity for questions & answers

Agenda

AGL

8.30 am	Introduction
9.15 am	Finance
10.00 am	Morning Tea
10.15 am	Energy Sales & Marketing
	- Competition
	- Risk Management
12 noon	Lunch
12.45pm	Information Technology
1.30pm	Agility
2.15pm	Afternoon Tea
2.30pm	Managing regulation
3.00pm	Questions & Answers
3.30pm	Conclusion

Finance

AGL

Topics to be covered:

- AGL Finance structure
- NGC sale
- Capital management
- Impact of IFRS

Energy Sales & Marketing

AGL

Topics to be covered:

- Market overview
- Business drivers
- Profitably winning and keeping customers
- Wholesale energy risk management

Information technology

AGL

Topics to be covered:

- Status of IT department re-fresh
- Observations of AGL's IT platform
- IT roadmap

Agility

AGL

Topics to be covered:

- Agility overview
- Market opportunities
- Why Agility

Managing Regulation

AGL

Topics to be covered:

- Policy and regulation framework
- Network access regimes
- Key policy and regulatory players
- Distribution network reviews
- Future regulatory scheme

Sustainability

AGL

- Company's future prospects increasingly underpinned by:
  - The safe and reliable supply of energy to customers
  - Responding to social issues impacting the business
  - Understanding and managing environmental impacts
  - Employing and retaining the right people

Sustainability Report

AGL

Addresses key stakeholder interests:

- Economic
- Environmental
- Social   Community

  Our people

Steady returns and growth



Earnings per share
150
100
50
0
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004
eps (after abnormals)
eps (before abnormals)



Dividend per share
80
60
40
20
0
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004
dps
special div


Investor for
/ 22 Oct
tin, Managing Director
AGL

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 22/10/2004

TIME: 08:36:51

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

CFO Presentation Investor Forum

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**



Finance

ay Presentation

yes, Chief Financial Of r

CONTENTS

AGL

- AGL Finance Structure
- NGC Sale
- Capital Management
- The impact of IFRS on AGL

AGL FINANCE STRUCTURE



C.F.O.
P.A.
GM - Group Strategic Risk
GM Finance - Corporate
GM - Group Strategic Planning
GM - Mergers & Acquisitions
GM - Financial Services
GM - Investor Relations & Financial Projects
Treasury
Taxation
Insurance
GM Finance - Agility
GM Finance - ES&M

AGL

- Progress On The Sale Process
  - Special dividend of 9 cps announced
    - Paid on 3rd November 2004
  - Takeovers Panel exemption request lodged
    - Expected 3 - 6 weeks
  - Commerce Commission clearance application lodged
    - Expected 4 - 6 weeks
  - Takeover Offer
    - 14 days after Notice of Offer to NGC
    - Minimum period 30 days
  - Completion
    - Expected before end of Calendar year

NGC SALE OUTCOMES

AGL

- **Preliminary Profit and Cashflow impact**

NGC Sale	Profit		Cash
	$'000		$'000
Proceeds	799.0		799.0
Less: Taxation	(37.2)		(37.2)
Less: Transaction costs	(4.7)		(4.7)
Net Proceeds	**757.1**		**757.1**
Cost Base	(217.1)		0.0
Net Profit	**540.0**		**757.1**

AGL TAXATION ISSUES - TAX ON NGC SALE

AGL

- Final tax position yet to be established
- New CGT rules for disposals of foreign assets - effective 1 April 2004
- Any tax payable due December 2005

CAPITAL MANAGEMENT ALTERNATIVES

AGL

- Alternatives Considered
  - Share buy back
    - On-Market
    - Off-Market
  - Capital Return
  - Special Dividend
  - Increase in Payout ratio
- Franking

AGL TAXATION ISSUES - FRANKING

- 2003 62%
- 2004 75%
- 2005 90% (target)
- 2006 100% (target)

Why not yet at full franking?

- High payout ratios
- Non-Australian source income
- Australian sourced borrowing
- Timing differences
- Lagged tax payments

AGL TAXATION ISSUES - FUTURE FRANKING GROWTH

AGL

- Should increase due to:
  - Increase in proportion of Australian sourced income. Retained share of NGC cash will result in substitution of Australian taxable income (i.e lower interest deductions) for NZ income
  - Reduction in impact of timing differences
  - Reduction in impact of lag effect of tax instalments

- Caveats
  - Growth opportunities
  - Capital management
  - Tax Consolidation

THE IMPACT OF IFRS ON AGL

AGL

- Effective Date of 1/7/05 - Comparatives from 1/7/04 except for AASB 139
- First IFRS Report is December ‘05
- Key issues
  - Key Standards
  - Volatility of earnings
  - Keeping the market informed during the transition
  - Predicting the outcome
  - AGL will provide detailed reconciliations

THE IMPACT OF IFRS ON AGL (CONTD)

AGL

- What will AGL provide the market to track the transition?
  - Full reconciliation of all equity balances
  - Full reconciliation of profit
  - reconciliation from current GAAP to IFRS

Refer attached draft possible alternative

THE IMPACT ON AGL FROM IFRS (CONTD)

Draft Reconciliation of Profit or Loss for the Half-Year ended 31 December 2005

	Note	Previous GAAP Half-year ended 31 Dec 2005 $'000	Effect of transition $'000	Aust IFRSs Half-year ended 31 Dec 2005 $'000
Revenue				
Expenses				
Profit from operations				
Share of net profits of associates and joint ventures				
Profit from ordinary activities before finance costs, depreciation and amortisation				
Depreciation and amortisation				
Finance costs				
Profit before tax				
Income tax expense				
Profit after tax				
Minority interest				
Net profit for the half-year				

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 22/10/2004

TIME: 08:39:07

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Group GM ES&M Presentation Investor Forum

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**


ES&M
raser, Group General Manager ES&
AGL

AGENDA

AGL

- Market Overview
- Business Drivers
- Profitably Winning and Keeping Customers (John Huggart)
- Wholesale Energy Risk Management (Bob Grant)

AGENDA

AGL

- Market Overview
- Business Drivers
- Profitably Winning and Keeping Customers
- Wholesale Energy Risk Management

ELECTRICITY MARKET GROWTH



Australian Electricty Demand (TWh)
199
204
209
213
219
224
229
235
241
246
253
259
266
273
280
288
295
303
311
319
328
2004
2009
2014
2019
2024

Source: Frontier Economics

GAS MARKET GROWTH



Australian Gas Demand (PJ)
Generation
Other
528
545
565
577
581
583
584
589
603
596
638
690
694
699
728
755
756
760
780
802
826
2004
2009
2014
2019
2024

Source: Frontier Economics

AGL HAS 36% MARKET SHARE (VIC, NSW/ACT, SA)

Natural gas and electricity


AGL
36%
Other
64%
VIC
AGL/
ActewAGL
29%
Other
71%
NSW/ACT
Other
38%
AGL
62%
SA

Total market customer accounts 8.2 million (VIC, NSW/ACT, SA)

AGL has the largest market share

COMPETITOR COMPARISON

Electricity and natural gas customers



Ergon
Country Energy
Integral
Texas Utilities
Energex
Energy Australia
Origin Energy
AGL
3.1 million

AGL is the clear market leader

ENERGY SUPPLY VALUE CHAIN

AGL



Generators/ Producers
Energy transmission systems
Energy network systems
Energy Services
Other products and services
RETAILER
CUSTOMER

AGENDA

AGL

- Market Overview
- Business Drivers
- Products, Winning and Keeping Customers
- Wholesale Energy Risk Management

RETAIL BUSINESS DRIVERS

AGL

Where do we make money and how do we make more of it?

ES&M Business Drivers

- Wholesale energy cost management
- Delivery of Customer Service
- Regulatory and Government settings

AGL

Profitably Winning and Keeping Customers

AGL CUSTOMERS

3.1 million customer accounts


Electricity
1.7m
Gas
1.4m


SA
682k
NSW/ACT*
1,100k
VIC
1,277k

*NSW/ACT includes ActewAGL

AGL's largest markets are VIC and NSW/ACT

AGL CUSTOMERS

3.1 million customer accounts



Gas
39%
Electricity
61%
VIC
1,277k
Electricity
18%
Gas
82%
NSW/ACT
1,100k
Electricity
100%
SA
682k

AGL has recently acquired over 5% of the SA gas market

WINNING AND KEEPING CUSTOMERS

AGL

Our priorities

- Leveraging scale advantage
- Segmentation and targeting
- Brand leadership
- Service excellence
- Competitive market offers
- Channel optimisation

AGL

Wholesale Energy Cost Management

WHOLESALE ENERGY COST BREAKDOWN

AGL

Energy cost $1.9B



Gas
33%
Electricity
67%

Energy volume 242 PJ



Electricity
33%
Gas
67%

Wholesale energy costs dominate controllable costs

WHOLESALE ELECTRICITY MARKET

Typical daily demand profile and portfolio structure


MW
1
3
5
7
9
11
13
15
17
19
21
23
Time (hours)
Swaps
AGL Generation Ave Demand Day
Collars
Demand Triggered Swaps High Demand Day
Caps
Demand triggered Caps

Scale enables portfolio flexibility and optimisation

AGL MAJOR GAS CONTRACTS


505 PJ
340 PJ
BRISBANE
SYDNEY
ADELAIDE
MELBOURNE
563 PJ
Gippsland Basin

Supply diversity allows for portfolio optimisation

AGL LONG TERM GAS SUPPLY ARRANGEMENTS


PJ
Cooper
Basin
(original LoA)
New supply arrangements
• Cooper Basin
• Gippsland Basin
• Bowen/ Surat Basin
• Sydney Basin
2004
2006
2008
2010
2012
2014
2016

Flexible, long term arrangements to meet future demand

WHOLESALE ENERGY COST MANAGEMENT

AGL

Our priorities

- Leveraging scale advantage
- Flexible wholesale portfolio
- Risk management

AGL

Delivery of Customer Service

CUSTOMER SERVICE DELIVERY

AGL

What we do

- Handle 5.7 million customer calls
  - North Sydney, Pinewood, Eastwood, Canberra
- Issues over 14.5 million bills
  - Seven key billing systems
- Manage over 600K market contracts
- Employ over 1,000 people

Leveraging scale is a key value driver

CUSTOMER SERVICE DELIVERY

Our priorities

- Driving economies of scale
- Service Excellence
- Tailoring service delivery

AGL

Regulatory and Government Settings

REGULATORY AND GOVERNMENT SETTINGS

AGL

Settings determine.....

- regulated prices and
- how we:
  - market to customers
  - bill customers
  - collect revenue from customers
  - service customers
  - etc etc

REGULATED AND UNREGULATED REVENUE



$1.6B
Regulated tariffs
48%
$1.8B
Market contracts
52%

2003/2004

Regulatory price determinations impact revenue

REGULATORY AND GOVERNMENT SETTINGS

AGL

- Victoria
  - 2004 price increase was 5% for gas and 0.5% & 1.3% for electricity
  - Price path set until 2007
    - Electricity - CPI minus range 0.5% to 1.5%
    - Gas - CPI plus 0.5%
- NSW
  - 2004 price increase was 2.4%
  - Price arrangements until 2007
    - No approval required unless above CPI
- SA three and a half year price path currently under review

Price paths are in place in VIC and NSW

REGULATORY AND GOVERNMENT SETTINGS

AGL

Our priorities

- SA price path
- National regulation

RETAIL BUSINESS DRIVERS

AGL

Where do we make money and how do we make more of it?

ES&M Business Drivers

- Wholesale energy cost management
- Delivery of Customer Service
- Regulatory and Government settings


ES&M
raser, Group G neral Manager ES&M
AGL

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 22/10/2004

TIME: 08:39:49

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

GM Marketing & Residential Sales Presentation Investor Forum

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**


ES&M
ggart, GM Marketing & Residential
AGL

AGL

Profitably Winning and Keeping Customers

AGENDA

AGL

Marketing strategy

Segmentation and targeting

Learning

The future

AGENDA

AGL

Marketing strategy

Segmentation and positioning

Learning

The future

MARKETING STRATEGY


Single fuel customers
Prospect Pool
Profitable retention
Profitable growth
Acquire and win back

Dual fuel growth of 11% in 2004

MARKETING STRATEGY - BUILDING LOYALTY AND VALUE

AGL

Service excellence

Competitive market offers

Payment options

AGL assist

AGL Energy Shops

Green products

Energy know how

Full service

Gas and electricity

SERVICE EXCELLENCE

AGL





AGL Adelaide Call Centre"the best Greenfield site in SA"
ATA Awards 2004

ActewAGL and AGL Canberra Call Centre
Ranked 1st and 2nd by CSBA, 2004

COMPETITIVE MARKET OFFERS


Enjoy up to $190 in genuine savings with the new AGL Switch n Save™
$50 off your first electricity bill.
Further savings on every gas and electricity bill for three years - to a total of $90.
$50 AGL voucher to use at any AGL Energy Shop throughout NSW.
No account management fees.
Call AGL now on 1300 131 808
ARE YOU PAYING TOO MUCH FOR YOUR HOUSEHOL ELECTRICITY?
Turn on to AGL and we'll turn on the savings
$50 off your gas & $50 AGL Voucher
Right now, existing AGL customers who accept a gas and electricity plan from AGL will receive $50 off their gas and a $50 voucher to use at one of our AGL Energy Shops or with AGL Assist. PLUS you could also save more on your electricity bills.
To turn on to AGL and start saving, call 131 245 today.
Australian for Gas and Electricity
AGL
Gossip, sexy cars, get-rich
es, weight loss secrets
political in-fighting
said gas and electricity was boring?)
AGL
Would you be interested in saving on your electricity?
Let's talk.
AGL

Move from price to value

PAYMENT OPTIONS


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AGL to sell NGC stake to Vector
AGL today announced it has entered into a sale and purchase agreement with New Zealand energy company Vector for its 66.05 per cent shareholding in NGC Holdings Ltd (NGC).
2004 Annual Report
AGL's 2004 Annual Report was released on 17 August.
Shareholder communications
ENERGY FOR Energy for Life
http://www.agl.com.au/AGLNew/About+AGL/Sustainability/Social/Community/Community+partnerships/Energy+for+Life.htm
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Listening and responding to customer needs

AGL ASSIST


AGL Assist.
Tradespeople
you can
rely on.
AGL
assist.






AGL
assist.

AGL ENERGY SHOPS

AGL



AGL
energy shop.



AGL
energy shop.
Living.
UP TO $280 SAVINGS WHEN YOU BUY SELECTED
$999
DAIKIN REVERSE CYCLE
SPLIT SYSTEM AIR CONDITIONER
MASPORT PATIO PACKAGE
$999
STYLEMASTER 6
PATIO HEATER 49.5MJ
Installation
Expert Advice



AGL
energy shop

GREEN PRODUCTS

AGL

- AGL Green Balance (Exclusive to AGL)
- AGL Green Energy
- Community Power



Restore a little 'balance' to the environment
With AGL Green Balance electricity
AGL

The program aims to minimise the impact of global warming. For more information you can visit greenhouse.gov.au or call 1300 130 606.

How much does it cost?

You can provide your support for these vital programs by simply paying a bit extra (as little as 70¢ per week*), depending on the percentage of AGL Green Balance electricity you choose.

The table shows what that could be over 12 months.

CONTRIBUTION AMOUNT	50%	100%
CO_2 eliminated with AGL Green Balance* per annum	4.77 tonnes	9.54 tonnes
Additional premium cents per kWh	0.55 cents	1.1 cents
Estimated additional premium‡ per annum	$35.75	$71.50

* Based on electricity consumption of 6,500kWh. Amount will vary each year depending on your actual electricity consumption.

‡ This amount is a voluntary contribution in addition to your current electricity rate. Prices are inclusive of GST. AGL may, with prior notice, vary the AGL Green Balance premium. You may withdraw your environmental support at any time without penalty.

You can make a difference now. To find out more call 1300 556 245. Or complete and return the attached AGL Green Balance activation form today.

ENERGY KNOW HOW

AGL

AGL interactive energy advice



AGL - Interactive Energy Advice - Microsoft Internet Explorer
Address http://www.agl.com.au/content/athome/energy_advice/nsw/index.html
Go
Energy Saving Tips Calculator
How does this work
STUDY
Appliance Usage Cost/Year Use Tip
Computer 3 hrs/day $40.42 TIP
Printer Select $0.00 TIP
Fax Select $0.00 TIP
Lights Select $0.00 TIP
Central Heating (Gas)-3 mths Select $0.00 TIP
ROOM COST (per year inc. GST) $40.42
ROOM SAVINGS USING TIPS (per year inc. GST) $10.10
Calculator
Tips
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Environment
Email Friend
Print
SUMMARY (inc. GST)
Bedroom
Study $40.42
Living Room
Bathroom
Laundry
Kitchen $143.25
Garage
Outdoors
TOTAL $183.67
Done
Local intranet

Cent-A-Meter



AGENDA

Marketing strategy

Segmentation and targeting

Learning

The future

SEGMENTATION AND TARGETING

AGL


Current Value
Potential
Value
Cost
to
Service
Lifestyle
Demographics
Satisfaction
& loyalty
Customers
Existing and Potential
Focussed
efficient
service
Targeted
Marketing
campaigns

DECISION MAKING


Continuous Learning
Predictive modelling
Billing systems
AGL Marketing Decision Making
Research & customer feedback
Value analysis & segmentation

SEGMENTATION AND TARGETING

AGL

"Our challenge is to deliver beyond the commodity, to deliver value to customers .... We must leverage our scale yet strive to engage in a conversation that is one to one"

Michael Fraser

Group General Manager, Energy Sales & Marketing

AGL

TARGET SELECTION

AGL



TURRAMURRA
CASTLE HILL
MOUNT DRUITT
BLACKTOWN
ST IVES
DEE WHY
SEVEN HILLS
EPPING
HARBORD
ST MARYS
CHATSWOOD
ROOTY HILL
RYDE
PARRAMATTA
MOSMAN
LIDCOMBE
VAUCLUSE
CABRAMATTA
STRATHFIELD
PADDINGTON
BANKSTOWN
CANTERBURY
MAROUBRA
LIVERPOOL
BEXLEY
PADSTOW
ROCKDALE
HOLSWORTHY
SUTHERLAND
KURNELL
LandScape Groups
Successful Executives
Cosmopolitan Lifestylers
Urban Development
Stable Suburbs
Urban High Density
Blue Collar City
Vintage Australia
Blue Collar Country
Small Towns and Beyond
Rural Australia
Living in the Country

PRICING COMPLEXITY



Price and margin varies by geography

AGENDA

AGL

Market [illegible]

Segmentation and mapping

Learning

The future

LEARNING

AGL



Key message:
"Sign up with us because we're Australian"

15% response rate



Key message:
"Sign up with us to save **$150** over three years

30% sales to contacts



Key message:
"Sign up with us to save **$75** over three years

30% sales to contacts

However, within the price rebate campaign, Segment A had the following results: 20% response rate 50% response rate

BEST, AND LESS, DISCOUNTS

Comparison of Competitor Rebates



400
350
300
250
200
150
100
50
0
Amount of Rebate
$25
$100
50
$100
66
$116
110
$160
Yr 3
Yr 2
Yr 1
AGL
Retailer #1
Retailer #2
Retailer #3
TOTAL $150
TOTAL $200
TOTAL $298
TOTAL $380

Retailer #1
Two fuel offer only, Fixed Term 3 years
AGL
Two fuel offer only. $50 Home Services voucher 1st year. Not redeemable. Price not fixed.
Retailer #2
Rebate off AFL membership. $66 Average only - one month free electricity.
Retailer #3
Upfront rebate - only Dual Fuel. No fixed term. Two fuel offer.

AGENDA

AGL

Marketing strategy

Segmentation and targeting

Learning

The future

THE FUTURE

AGL will continue to manage margins by focussing on:

- profitable customer retention and
- profitable growth

AGL will compete vigorously and effectively

AGL will continue to build the leading energy brand in Australia

AGL is committed to delivering on the brand promise

- Competitive value
- Service excellence
- Demonstrating energy know how


ES&M
ggart, GM Marketing & Residential
AGL

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 22/10/2004

TIME: 08:40:36

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

GM Finance ES&M Presentation Investor Forum

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**


ES&M
t, GM Finance ES&M
AGL

AGL

Wholesale Energy Risk Management

KEY MESSAGES

AGL's Risk Management System is:

- appropriate for the business
- industry best practice
- integrated into the business
  - strong risk culture
  - strong governance structure

INTRODUCTION

AGL

Inherent
business risk

Regulatory and
legal requirements

**Risk Management
System**

Good & prudent
corp governance

WHOLESALE ELECTRICITY MARKET


SA
NSW
Vic


GENERATION/ WHOLESALE
TRANSMISSION
DISTRIBUTION
RETAIL
SERVICES

Market characterised by:

- Retailers purchase “physical” from the NEM
- Risk managed through financial derivatives and/or generation ownership
- Regional pricing, limited physical inter-connection, VoLL at $10,000/MWh
- Commodity cannot be stored
- Customer load flex + generator availability has significant impact on the system
- Risk profile: demand/supply --> little impact on sales --> large impact on spot

WHOLESALE GAS MARKET

AGL


SA
NSW
Vic


NORTHERN TERRITORY
QUEENSLAND
WESTERN AUSTRALIA
SOUTH AUSTRALIA
NEW SOUTH WALES
VICTORIA
TASMANIA
PERTH
July 2003
Existing natural gas pipelines
Natural gas pipelines under construction
Proposed natural gas pipelines
Reserves are shown as a percentage of total reserves.
The Australian Gas Association

Market characterised by:

- Primarily physical
- Long term gas supply and haulage agreements
- Lower relevance of spot prices
- Commodity can be stored
- Customer load flex has little impact on the system
- Risk profile: physical supply/haulage failure --> impacts sales

ENERGY RISK MANAGEMENT SYSTEM

AGL



AGL Board of Directors
Risk Management Committee
Middle Office
Risk Management Policy
Risk Management Framework
Compliance Reporting

INDEPENDENT REVIEWS

AGL

- Most recent review Q2 2004
- Findings:
  - on a par with leading energy companies
  - best practice standard of documentation
  - sound risk culture
  - conservative
- All recommendations addressed

ENERGY RISK MANAGEMENT POLICY

AGL



Organisational
• Organisational purpose
• Establishment of RMC
• Delegations from Board
• Segregation of Duties
• Roles and Relationships
Conceptual Methodologies
Risk Measurement
Culture
Risk Limits
Compliance Reporting
5 Risk Types
• Credit
• Legal / Contract
• Market (price & volume)
• Operational
• Regulatory

ORGANISATIONAL PURPOSE

AGL

- W'sale Energy <u>hedges</u> retail load → Not spec. trading
- W'sale Energy supports Sales & Mktg → Not Profit Centre
- Low number of transactions
- High transparency of activity
- All transactions easily understood by Middle Office

Effective risk management structure and culture

SEGREGATION OF DUTIES

AGL

RMC

<u>Risk Management Committee (RMC)</u>

Core: 3 Corporate executives
4 ES&M executives

SEGREGATION OF DUTIES

AGL

ES&M



RMC Chair
Group General Manager ES&M
GM Finance
GM Wholesale Energy
Risk
Settlements
Gas Business
Electricity Business
(Middle Office)
(Back Office)
(Front Office)

AUTHORITY DELEGATIONS

AGL

AGL Board / Risk Management Committee

Trading	Risk	Settlements
• Commodities	• ISDA Master Contracts	• Physical Purchases
• Instruments	• Contract Confirmations	• Derivatives
• Counterparty Credit Limits	• Trading Mandates	
• Transactions, Quantities & Maturities		
(Front Office)	(Middle Office)	(Back Office)

AGL Board / Risk Management Committee

Risk

- ISDA Master Contracts
- Contract Confirmations
- Trading Mandates

(Middle Office)

AUTHORITY DELEGATIONS

AGL Board / Risk Management Committee

Trading

- Commodities
- Instruments
- Counterparty Credit Limits
- Transactional Quantities & Maturities

(Front Office)

Risk

- ISDA Master Contracts
- Contract Confirmations
- Trading Mandates

(Middle Office)

Settlements

- Physical Purchases
- Derivatives

(Back Office)

RISK TYPES MANAGED

AGL

Risk Type	Managed Under the Policy / Framework	Set Risk Limits
• Market (Price & volume)	✓	✓ (Electricity)
• Credit	✓	✓ (Electricity)
• Legal / Contract	✓	
• Operational	✓	Profit at Risk
• Regulatory	✓	
		Board Reporting

PROFIT AT RISK ?

AGL

PaR is a measure of the future EBIT (compared to a base case) that AGL could lose due to adverse electricity market movements and credit defaults.

PaR = Electricity Market PaR + Electricity Credit PaR

PaR limit set by AGL Board in support of corporate strategy of reserving agreed % of profit for distribution to shareholders.

1. ELECTRICITY MARKET PaR

AGL

… measures risk from over/under hedged positions

+/- demand   +/- price



MW
Typical daily demand profile & hedge portfolio
1
3
5
7
9
11
13
15
17
19
21
23
Time (hours)
Swaps
AGL Generation
Ave Demand Day
Collars
Demand Triggered Swaps
High Demand Day
Caps
Demand triggered Caps

2. ELECTRICITY CREDIT PaR

AGL

… measures risk from hedge counterparties

exposure (MtM + Buffer) x credit worthiness



EXPOSURE VS LIMIT
CounterpartyA
CounterpartyB
CounterpartyC
CounterpartyD
CounterpartyE
CounterpartyF
CounterpartyG
CounterpartyH
CounterpartyI
CounterpartyJ
CounterpartyK
CounterpartyL
CounterpartyM
CounterpartyN
CounterpartyO
CounterpartyP
CounterpartyQ
CounterpartyR
CounterpartyS
CounterpartyT
CounterpartyU
CounterpartyV
CounterpartyW
CounterpartyX
CounterpartyY
CounterpartyZ
CounterpartyAA
CounterpartyAB
CounterpartyAC
45
28
20
6
3
2
1
0
0
0
0
0
6
46
22
13
7
1
0
0
19
2
0
11
3
1
0
1
0
0
10
20
30
40
50
60
70
80
90
100
EXPOSURE ($M)
Exposure within limit
Headroom to limit
Breach of limit

MANAGEMENT OF MARKET RISK - GAS

AGL

- Majority of market risk managed within gas supply agreements:
  - Diversity of supply and haulage
  - Annual volumetric flexibility
  - Daily volumetric flexibility up to a maximum demand
  - Market price resets

- Residual risk managed by:
  - Underground storage capacity
  - LNG
  - Linepack

IFRS AROUND THE CORNER

AGL

- AGL must implement IAS39 standard by July 2005:
  - IAS39 requires derivatives to be represented on balance sheet even if they are used exclusively for hedging purposes
  - Has the potential to create P&L volatility
- AGL is working with other industry participants to achieve an Australian common and appropriate interpretation of IAS39.
- AGL proposes to continue hedging for economic optimisation not for accounting outcomes.

IN CONCLUSION

AGL

We believe the Wholesale Energy Risk Mgmt system is:

- ✓ Appropriate for our business
- ✓ Industry best practice
- ✓ Integrated into the business via:
  - a strong risk culture
  - a strong governance structure



ES&M

, GM Finance ES&M

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 22/10/2004

TIME: 08:41:30

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

CIO Presentation Investor Foum

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**



Information Technology

[illegible]zi, Chief Information Officer

The Technology Group at AGL

AGL

- We are 10 months into a complete re-fresh of the IT department
- We have re-structured around a modern approach to corporate IT
- We have re-balanced our insource/outsource mix
  - 25% reduction in IT staff
- We have gained some strong skills from our acquisition of the United Energy IT and other groups
- We have brought in new people to fill holes in our skill base
- My appointment, 3 months ago, completed the re-fresh

People our most significant asset

AGL

- Blended team of experienced technologist
- AGL + United Energy + New Skills
- We have the strongest body of knowledge and experience in the energy space
- Governance through an IT executive committee (ITEC), made up of the CEO, CFO and Group GM heads
- IT is accountable in the same way as any other business unit within AGL
- IT has been set up to be a cornerstone of our energy industry competitiveness

Where are we starting from - observations

AGL

- Positive
  - We have excellent in-house competencies
  - We have a clearly articulated, business aligned IT Road Map
  - We are focused on efficiency and cost reduction both within IT and the business
  - We have a modern IT infrastructure
  - We have an eye on our competition
- Less Positive
  - Our IT assets are geographically too widely spread
  - We have too many infrastructure and system platforms
  - Our customer information assets are spread across too many systems
  - Too much technical complexity

Our IT Road Map

AGL

- It will create the most cost effective retailer in the energy space
- It is clearly focused on creating competitive advantage
- It will extract as much business value as early as possible
- As a result of our M&A activities we have inherited some excellent software platforms
- Unfortunately we have too many - for example 8 billing systems
- There is no big bang replacement of our software assets!
- Stage one is a aggregation from 8 to 4 billing systems
  - This will simplify our business processes -reducing business costs
  - Drive down costs of licenses and hardware maintenance - reducing IT infrastructure costs

What we are going to tackle first

AGL

- It is a feet on the ground approach
- We are focused to minimise risk on any new initiatives
- 6 key items on the stage one IT Road Map
  - Simplification of infrastructure
  - Reduction in the number of software platforms
  - Aggregation of core applications
  - Out-sourcing non core competencies
  - Competitive sourcing strategy

Short Term Outcomes

AGL

- Extract value along each step of the way of our IT Road Map
- No big bang development
- Focus on
  - efficiency
  - effectiveness
  - re-use

Project management

AGL

- My Transurban experience in technology, retail and project management
- Accreditation of project management team and new toolkits
  - PINBOK
  - Fagan inspection
  - Scrum teams
- Alignment to business strategy
- Adjusting the risk profiles of projects and partners
- Re-baseline insource/outsource model

Strategic Partnerships

AGL

- Partner management is a key competence within IT
- We are re-setting our relationships with key vendors to become strategic partners
- We have identified and engaged partners that complement our competitive capabilities
- We will manage and develop our core IP in house
- We are allocating risks around the party that can best manage it
- We are looking at long term strategic relationships
- Commodity computing
- Competitive tenders

Our Geography

AGL

- Also as a result of the M&A activity we currently have 5 Data Centres in 3 states
- In the next 12 months we plan to reduce this to two data centres in one state
- We will be moving our data centres from AGL buildings to tier 1 out-sourced commercial data centres
  - This will drive considerable cost savings in IT operations and real-estate costs
  - Provide tier 1 security and best practice hardening against disasters
- Creation of centres of excellence for IT people

Managing our Software assets

AGL

- Computer software is a key to competitive advantage
- Software is a significant business asset and should be managed as such
- The value in these software assets *far* outstrips our investment in physical computer infrastructure
- We already have a number of significant software assets
- We are looking at an investment oriented approach to these software assets
  - We are retiring low performance software assets
  - We are investing in the high performing software assets that drive future competitive advantage


Information Technology
izi, Chief Information Officer
AGL

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 22/10/2004

TIME: 08:41:41

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Group GM Operations Presentations Investor Forum

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**



Agilit
AGL
er, Group General Manager Opera

Agility Growth

AGL



Yesterday

to

Today

Represented in every state and territory

Gaining Market Ground

AGL

energex
ERGON. ENERGY
City West Water LIMITED
AGL
Western Power
POWERCO
Yarra Valley Water
Australian Pipeline Trust
ActewAGL
City of Townsville
INTEGRAL energy
Santos
SYDNEY CATCHMENT AUTHORITY
sydneygas
TXU
Aurora ENERGY
MELBOURNE AIRPORT
Melbourne Water
Hastings Funds Management Limited
GGT
SOUTH EAST WATER
Sydney WATER
Hunter Water
WATER CORPORATION
GoldCoastWater

Building a strong client base

Diversified Portfolio

AGL

2001/2002

$359.1m


Third Party
AGL Related
AGL
63%

2003/2004

$404.3m


Third Party
AGL Related
AGL
68%



Targeting 25% revenue from third parties

The Market

AGL





Total Market - $16.8b
Average Annual Capex & Opex
Target Market
$9.2b
Water
$4.9b
Gas Transmission
$0.6b
Gas Distribution
$0.5b
Electricity Distribution
$3.2b
Adjacent Market
$7.6b
Telecommunications
$4.3b
Power Generation
$2.5b
Electricity Transmission
$0.8b

Operating in a market with significant opportunity

Market Opportunities

AGL

Under Investment

Ageing Assets



Regulatory Pressure

Evolving Markets

Operating in a market with significant challenges

Market Proposition

AGL


Value created for the Client
Strategic Asset Management
Strategic options
balancing risk, regulation & returns
Asset Management
Planning & scoping of
capital and operating expenditure
Strategic Asset Services
Design, resourcing and purchasing strategies,
policies, standards and procedures
Construction, maintenance,
operation
Asset Services
Span of service offering to the Client

Positioned for the opportunities

Agility



Today

and

Tomorrow

Leading infrastructure services provider


Agility
AGL
ber, Group General Manager Opera

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 22/10/2004

TIME: 08:42:19

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Group GM Corp Ext Services Presentation Investor Forum

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**



Managing Regulation
oon, Group Manager Corporate & External Services
General Manager, Regulation & Policy
AGL

CONTENTS

AGL

- Areas of interest
- Policy & regulatory frameworks
- Modern energy regulation
- Gas & Electricity Access Regimes
- Key policy & regulatory players
- NSW Gas & Vic Elec. Distribution Network Reviews
- Future regulatory scheme

AREAS OF INTEREST

AGL

- Influencing policy direction
  - national energy policy
  - energy industry reforms & national regulator
- Managing strategic regulatory issues for AGL
  - regulatory frameworks (retail, distribution, wholesale)
  - market structure (wholesale, retail)
  - review of gas access regime & NEM reviews
- Managing gas & electricity access issues
  - review of NSW gas network tariffs
  - review of Victorian electricity distribution tariffs

POLICY & REGULATORY FRAMEWORK

AGL

Existing arrangements create complexity...

Policy & legislation made by Federal & State Governments

Regulation made by Federal & State Governments

ACCC

- **Transmission regulation**
- **Competition regulation**
- **National approach**

State Economic Regulators

- **Retail & distribution regulation - some regulators make rules also**
- **Approaches depend on legislative powers**

...different approaches, frameworks and results

MODERN ENERGY REGULATION

AGL

Energy sector regulation is changing slowly...

- Origins in Hilmer's "National Competition Policy" Review
  - enhance competition where feasible (w/sale & retail markets)
  - open access to 'essential facilities' (transmission & distribution networks)

- Current trends
  - balancing policy and business objectives
  - lighter handed regulation (retail & gas transmission)
  - competition and market structure
  - focus on environmental and social issues

GAS ACCESS REGIME…what is it?

AGL

Hierarchy of legal instruments …

- Gas Pipelines Access Law (Agreed bw Governments)
  - high level principles
- Gas Code
  - open access principles
  - 5-year access arrangements
  - pricing principles
  - protection for asset owners
- Access Arrangements (Regulators)
  - standard terms of access
  - review every 5 years

ELECTRICITY ACCESS REGIME…what is it?

AGL

Electricity has a different hierarchy of instruments...

- National Electricity Law (Governments)
  - legal backing
- National Electricity Code
  - market rules
  - access framework
- Jurisdictional Schemes (Regulators)
  - 5-year pricing reviews
  - regulator's guidelines

KEY POLICY & REGULATORY PLAYERS

AGL

Successful outcomes require broad stakeholder management…

- Governments (Federal and States)
- Regulators (ACCC and State Regulators)
  - Tribunal members / commissioners
  - Secretariat staff
- Major Customers & Groups
- Energy Retailers
- Community Organisations
- Interconnecting Asset Owners
- Ombudsmen
- Media

NSW GAS DISTRIBUTION

Access Arrangement expires on 31 December 2004...

- Regulator: Independent Pricing and Regulatory Tribunal
- Review process is well under way
  - proposed new Access Arrangement Dec '03
    - public consultations & reviews by consultants
  - draft decision scheduled for Nov '04
    - further consultations
  - final decision scheduled for Feb '05
    - can only approve or reject AGL proposal
    - rights to seek review if necessary
  - implemented from 1 April 2005

NSW GAS - KEY ISSUES

AGL

Different reviews focus on different factors…

- Previous reviews in 1996 & 2000
- Top priority in 2000 was capital base
  - Gas Code does not permit reopening
- Key issues in 2004
  - rate of return (WACC)
  - efficient operating costs

VICTORIA ELECTRICITY DISTRIBUTION

AGL

Current arrangements expire 31 December 2005...

- Economic Regulator: Essential Services Commission
- Review process has just begun
  - submission to ESC on 21 October 2004
  - draft decision expected May '05
  - final decision expected Oct '05
    - ESC has full discretion over outcome
  - implemented from 1 January 2006

VICTORIA ELECTRICITY - KEY ISSUES

AGL

Focus on different factors...

- Previous review in 2000
  - efficiency carry-over mechanism
  - capital base established
  - efficient operating costs
  - rate of return (WACC)
- Key issues in 2005
  - rate of return
  - capital cost projections

THE FUTURE

AGL

New scheme reduces the number of regulators...



Ministerial Council
Explicit Policy Direction
Australian Energy Regulator
Regulator
Australian Energy Market Commission
Rule Maker
National Transmission Distribution & Retail Framework

...and will simplify framework

Managing Regulation



...oon, Group Manager Corporate & External Services

... General Manager, Regulation & Policy

FILE NOTE

Jane McAloon – telephone attendance with Australian Stock Exchange (Company Announcements Office)

21 October 2004

Lodgement of Annual Report at ASX on 17 September 2004

Letter was received from ASX dated 18 October 2004 which indicated the Annual Report had not been lodged with the ASX.

A check of the ASX website revealed that the Concise Annual Report and Full Financial Report 2004 had in fact been lodged on 17 September 2004. (Note that both reports make up the "Annual Report" lodgement.)

After discussions with the ASX, it was established that the Concise Annual Report had been lodged at 10.00am and the Full Financial Report 2004 was not lodged until 11.12am and this is where the confusion arose, as both documents had not been lodged at the same time.

It was noted for future reference that ASX online lodgements would occur concurrently.

The ASX advised they would note their records that AGL had lodged its full Annual Report.

[redacted]

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	AUSTRALIAN GAS LIGHT COMPANY (THE)
Fax number	02 9957 3671
From	Manager Company Announcements Office
Date	18 October 2004
Subject	Annual Report
Number of pages	1 only

Under the listing rules, the documents referred to above for the period ended 30 June 2004 must be given to ASX by no later than 27 October 2004. According to our records, we have not received the documents from you.

Listing rule 17.5 says that if any entity fails to give ASX the documents specified in that rule, the securities of the entity will be suspended from quotation on the business day after the documents were due. The rule says that this requirement cannot be waived.

We are writing to entities where our records show that documents have not yet been received to remind them of their reporting obligations and of the operation of rule 17.5. Of course, if an entity's securities have already been suspended, rule 17.5 is not relevant. However, an entity has an obligation to comply with the listing rules even while its securities are suspended and ASX does not reinstate securities to quotation until all outstanding documents are lodged. Similarly, if rule 17.5 does not apply to the outstanding document because it is not specified in that rule, an entity still has an obligation to give it to ASX.

If the documents have already been given to ASX or you want to discuss them with us, please contact the Manager Companies at your Home Branch. To give us the documents, please send them to the Company Announcements Office in Sydney.

Manager Company Announcements

A
Please check on the ASX web site this was sent - should be around 17-9
J 20/10.

was lodged. pls see attached
A

ASX
AUSTRALIAN STOCK EXCHANGE

Company announcements

Search results: Company announcements for AUSTRALIAN GAS LIGHT COMPANY (THE) (AGL)

Released between 01/01/2004 and 31/12/2004

Didn't find the announcement you were after? > Search again.

Announcements released as AGL

Doc. date	Price sens.	Headline	#pgs.	PDF	Edited text*
19/10/2004		Results of AGM	1	PDF	-
19/10/2004	!	Media Release: Launches its first Sustainability Report	2	PDF	-
19/10/2004		MD's Presentation	15	PDF	-
19/10/2004		Chairman's AGM Address to Shareholders	9	PDF	-
19/10/2004		GM Presentation	31	PDF	-
13/10/2004		NGC to Pay Special Dividend	1	PDF	-
11/10/2004	!	To sell NGC stake to Vector	1	PDF	-
05/10/2004	!	Agreement Facilitates Gas Pipeline Open Access Efficiency	3	PDF	-
30/09/2004		More Green Power for WA with launch of new site at Gosnells	2	PDF	-
29/09/2004		Change of Director's Interest Notice x6	12	PDF	-
27/09/2004		Appendix 3B - New Issue	10	PDF	-
17/09/2004		Full Financial Report 2004	62	PDF	-
17/09/2004		Concise Annual Report	68	PDF	-
17/09/2004		Proxy Form	2	PDF	-
17/09/2004		Notice of Annual General Meeting	4	PDF	-
09/09/2004		Appendix 3B - Long Term Incentive Plan	10	PDF	-
08/09/2004		Change of Director's Interest Notice x 7	14	PDF	-
31/08/2004		Change of Continuous Disclosure Officer	1	PDF	-
26/08/2004		Full Year Results Supplementary Information	19	PDF	-
26/08/2004		Full Year Results Presentation	23	PDF	-
26/08/2004		AGL Results for the Year Ended 30/6/2004	4	PDF	-
26/08/2004	!	Preliminary Final Report	24	PDF	-
23/08/2004		APA: To bid alone for Dampier & Bunbury pipeline	1	PDF	-
23/08/2004	!	Proposal to deliver price stability	2	PDF	-
18/08/2004		Annual General Meeting	1	PDF	-
17/08/2004		Appendix 7 - Notice of Event Affecting Securities	1	PDF	-
17/08/2004		NGC Holdings Ltd Financial Statement Analyst Pack	6	PDF	-

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 19/10/2004

TIME: 15:07:30

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Results of AGM

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

19 October 2004

COPY

The Australian Stock Exchange
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

Dear Madam,

In accordance with the Listing Rules we confirm that all resolutions put to the Annual General Meeting of the Company at 10.30am today were carried by a show of hands.

The Resolutions referred to are set out in full in the Notice of Meeting sent to Shareholders and to the ASX.

For the record, the following proxies were cast in relation to the resolutions.

Resolution	For	Against	Discretionary	Abstain
To elect Mark Johnson as a Director	141, 751,598	17,128,682	20,444,457	48,008,402
To elect Carolyn Hewson as a Director	161,541,587	2,144,887	20,385,169	43,261,496
To elect Max Ould as a Director	162,526,934	980,097	20,454,354	43,371,754
To approve the acquisition of rights by the Managing Director Greg Martin to acquire up to a maximum of 65,223 shares in AGL in respect of the financial year ended 30 June 2004	102,843,994	38,497,263	14,523,170	65,747,698

Yours faithfully,

Jane McAloon
Company Secretary

G:\Company Secretary\AGM 04\Resolutions - Advice to ASX - 19 Oct.doc

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 19/10/2004

TIME: 10:43:47

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Media Release: Launches its first Sustainability Report

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

AGL

media release

October 19 2004

AGL launches its first Sustainability Report

The Australian Gas Light Company (AGL) is actively pursuing investment opportunities in renewable power generation and engaging further with the community on energy efficiency initiatives as part of a range of policies aimed at promoting a more sustainable energy industry.

These, and several other social and environmental initiatives, were announced today as part of the official launch of AGL's first Sustainability Report at the company's Annual General Meeting.

"As Australia's first and largest energy company, AGL intends to play a leading role in promoting sustainability in the energy industry," AGL Managing Director Greg Martin said.

Mr Martin said a sustainable business is one that adds measurable value by its financial success and its positive contribution to society as a good corporate citizen.

"AGL's commitment to sustainability also entails a commitment to continuous improvement. Particular areas of focus for the company during the past year have been on improving our customer support programs and understanding our impact, as well as our that of our customers, on the environment," Mr Martin added.

"Additionally, this report details AGL's efforts to improve our engagement with the community, governments and regulators on social issues, especially in relation to disadvantaged customers. More specifically, we will develop further the company's hardship program – "Staying Connected" – and our community investment program – "Energy for Life."

On an environmental front, the report details greenhouse 'footprints' for AGL's operations, its equity interests and the gas and electricity supply chain as it relates to its business. Components of the operational footprint have been independently verified by PricewaterhouseCoopers.

The Australian Gas Light Company
ABN 95 052 167 405 FORMED IN NSW IN 1837, WITH LIMITED LIABILITY
AGL Centre Cnr Pacific Highway & Walker Street North Sydney NSW 2060
Telephone : 02 9922 8349 Facsimile 02 9922 8751 Email: jmcaloon@agl.com.au
www.aglinvestor.com

"These footprints will provide a framework for AGL to establish robust and sustainable greenhouse mitigation measures into the future," Mr Martin said.

Initiatives set out in the Sustainability Report include:

- a commitment to further engage the community on customer hardship issues through AGL's Staying Connected Program
- implementation of additional processes to further improve and assess effectiveness of the Staying Connected Program
- further development of AGL's Energy for Life Program including doubling the proportion of participants in employee giving
- a commitment to expand AGL's involvement and investments in low emission and renewable generation as well as improving customer take-up of accredited green products
- partnering a community-based trial on energy efficiency in the home
- provision of energy efficiency services to AGL's industrial and commercial customers.
- working with Loy Yang Power to identify practical and economic investments to reduce the greenhouse gas intensity from its operations
- the establishment of a program to ensure energy efficiencies and environmental effectiveness measures are embedded across AGL's business.

"Today we have taken the important first step in establishing a formal reporting process which will drive continuous improvement in AGL, ensuring that the company is a truly sustainable energy company," Mr Martin concluded.

Copies of the Sustainability Report are available on AGL's website at www.agl.com.au.

Further Enquiries:

Contact:	Jane Counsel, Media Relations Manager
Direct:	(02) 9921 2352
Mobile:	0416 275 273

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 19/10/2004

TIME: 10:43:29

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

MD's Presentation

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

2004

Annual General Meeting



AGL

Mark Johnson - Chairman

AGL



AGL

Shareholder Feedback

Tony Daniels - Non-Executive Director

AGL



Graham Reaney - Non-Executive Director & Chairman of Audit Committee



Sir Ron Brierley - Non-Executive Director



Carolyn Hewson - Non-Executive Director



Charles Allen - Non-Executive Director

AGL



Max Ould - Non-Executive Director

AGL



Greg Martin - Managing Director



AGL Leadership Team



Greg Martin
Managing
Director



Gareth Bennett
Group Manager
People & Culture



Jeff Dimery
Group Manager
Power Assets



Michael Fraser
Group Manager
Energy Sales & Marketing



Ross Gersbach
Group Manager
Infrastructure Investments



Mark Harper
Group Manager
Operations



Greg Hayes
Chief Financial
Officer



Jane McAloon
Group Manager Corporate
& External Services
Company Secretary



Cesare Tizi
Chief Information
Officer


2004
AGL

KEY FINANCIAL RESULTS

AGL

Reported performance	2003	2004	Change
EBIT	$687.3m	$701.0m	+ 2.0%
Profit after tax	$295.0m	$349.5m	+ 18.5%
Earnings per share	67.3c	76.8c	+ 14.1%
Operating cashflow	$542.2m	$637.2m	+ 17.5%
Final dividend	29c	31c	+ 6.9%
% franking	62%	74%	
Full Year dividend	55c	60c	+ 9.1%
% franking	62%	75%	

Performance excl significant items	2003	2004	Change
EBIT	$688.6m	$713.8m	+ 3.7%
Profit after tax	$320.8m	$361.8m	+ 12.8%
Earnings per share	73.2c	79.5c	+ 8.6%

Strong underlying profit growth of 8.6% per share

Dividends



Cents
74.0
52.0
52.0
55.0
60.0
Franking
10¢
23¢
35¢
34¢
45¢
0
2000
2001
2002
2003
2004


2004
An ual Gene g

AGL

Purchase of Loy Yang Power

AGL

Sale of NGC Holdings

Capital Management

AGL

Corporate Governance

AGL

Corporate Sustainability


2004

Item 2(a)

AGL



To re-elect Mark Johnson as a Director

Item 2(a) - Proxy Votes

AGL



To re-elect Mark Johnson as a Director

PROXIES

For	Against	Discretionary
141,751,598	17,128,682	20,444,457
		Chairman Discretion
		18,494,470

Item 2(b)

AGL



To re-elect Carolyn Hewson as a Director

Item 2(b)

AGL

To re-elect Carolyn Hewson as a Director



PROXIES

For	Against	Discretionary
161,541,587	2,144,887	20,385,169
		Chairman Discretion
		18,442,754

Item 2(c)

AGL



To re-elect Max Ould as a Director

Item 2(c) - Proxy Votes

AGL

To re-elect Max Ould as a Director



PROXIES

For	Against	Discretionary
162,526,934	980,097	20,454,354
		Chairman Discretion
		18,528,339

Item 3

AGL



To approve the acquisition of rights by Managing Director, Greg Martin, to acquire up to a maximum of 65,223 shares in The Australian Gas Light Company, under the Long Term Incentive Plan in respect of the financial year ended 30 June 2004

Long term Incentive Plan


Funds employed x Cost of capital
EBITDA
Economic Profit
2003
Funds employed x Cost of capital
EBITDA
Economic Profit
2004
2004 growth in economic profit

Long term incentive pool = Growth in economic profit averaged over 3 prior years X 15%

(payment deferred over 3 year period)

Item 3 - Proxy Votes

To approve the acquisition of rights by Managing Director, Greg Martin, to acquire up to a maximum of 65,223 shares in The Australian Gas Light Company, under the Long Term Incentive Plan in respect of the financial year ended 30 June 2004



PROXIES

For	Against	Discretionary
102,843,994	38,497,263	14,523,170
		Chairman Discretion
		12,643,318


2004
An ual Gene
ng
AGL

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 19/10/2004

TIME: 10:40:36

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Chairman's AGM Address to Shareholders

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

ANNUAL GENERAL MEETING 2004

ADDRESS BY MARK JOHNSON
CHAIRMAN
AUSTRALIAN GAS LIGHT COMPANY

19 OCTOBER 2004

Introduction

Good morning Ladies and Gentlemen.

I have much pleasure in declaring open the 165th Annual General Meeting of The Australian Gas Light Company.

I am your Chairman, Mark Johnson, and I would like to welcome you all here today. This is my first time as the Chairman of AGL's Annual General Meeting having succeeded John Phillips in December 2003, although I have been one of your Directors since 1988.

For those Shareholders who are also attending this Annual General Meeting for the first time, I extend a particularly warm welcome and trust you find it informative and helpful. Your investment in AGL has seen the number of Shareholders increase to over 114,000 of which around 95% are Australian.

The Board of your Company, and its senior management, are here to report to you today on the state of your Company, its performance and accomplishments in the past year, and to give you an opinion on the outlook for the coming year.

In the Annual Report we have tried to give you comprehensive operating and financial information, which we hope you found sensible and relevant.

One of the tasks we have given ourselves is to improve our communication with you. We have asked some of our large Shareholders about their priorities, we have commissioned research and we have spoken with a sample group of our Shareholders. We want to know what you want to know.

To help us in this mission, you will find on your chair this year a Shareholder Feedback Form. We ask you to consider taking the time to complete the form and give it back to us. It will provide us with valuable information concerning your views on the Annual General Meeting and the Annual Report and assist us in improving Shareholder information and services. Tell us what you want to know, and we will do our best to give it to you.

The Annual Report of the Company, the Independent Audit Report and the Concise Financial Report for the 12 months ended 30 June 2004 were posted to you on 17 September 2004.

Some of you have asked to receive the full financial report as well as the concise version. If anyone else would like the full report, it is available on request or on the AGL internet site.

Financial Performance

Operationally, 2003-2004 was a good year for AGL. Profit attributable to Shareholders grew 18.5%, to $349.5 million from $295 million in 2002/2003.

Earnings per share grew by 9.5 cents to 76.8 cents, up from 67.3 cents in the previous year.

The underlying profit after income tax for the Group of $361.8 million, excluding significant items and the outside equity interests associated with those items, increased by 12.8 per cent compared with the previous year. This indicates the good underlying performance of the Company's portfolio of energy businesses.

And AGL's operating cash flow increased by 17.5 per cent to $637.2 million. You will judge us by how well we use this cash on your behalf.

By now, you should all have received the final dividend of 31 cents a share, franked to 23 cents, which was paid to Shareholders on 24 September.

When this 31 cents is added to the interim dividend, the total dividend for the year was 60 cents, franked to 45 cents. That compares with 55 cents for the previous year. The Dividend Reinvestment Plan remains suspended and I will talk more about the Company's ongoing capital requirements shortly.

One of the benefits of the change to a modern Company constitution is that the Board can authorise the payment of the final dividend without waiting for the Annual Meeting; so you get it earlier.

Operational Performance

AGL's improved profit came from its existing portfolio of businesses. It was achieved in a year that saw strong competition in the retail sector of our business, and reflects the strong market positions the Company has established.

It also reflects the benefits of continued improvements in operating efficiencies and service levels for AGL's customers, who now number more than three million.

To explain AGL's business interests more clearly we have included a diagram at pages 6 and 7 of the Annual Report. This shows the key segments of the electricity and gas markets in which AGL does business. Today, these interests span the energy supply chain and give your Company great strength.

It also makes us a natural target for competitors.

Through the year, particularly in the last quarter, other electricity retailers tried to increase market share, particularly in South Australia and Victoria, and new entrants tried to obtain customers with aggressive price offers.

AGL's capacity to respond effectively in this competitive environment is critical. We lost around net 77,000 customers last year from our customer base. We gained 67,700 customers who now buy both gas and electricity from AGL. This is the new world of competitive energy retail markets and we can expect this level of activity to continue into the foreseeable future.

We have a clear strategy in the marketplace and that is to win market share whilst maintaining our focus on margin. This year we have consistently maintained these margins.

Competitive risk is only one of the risks that must be managed.

Our industry is bedeviled by illogical and inconsistent market structures. Each State has a different regime for regulating energy businesses, there are different structures in both gas and electricity across the states, and each State is at a different stage of market liberalisation.

One of the great strengths of AGL is its extensive experience and deep understanding of regulatory issues. We think the Company enjoys good working relationships with regulatory bodies and we work hard to maintain a constructive dialogue at all levels.

In that context, we maintain our strong support for a national energy market with a single regulatory framework.

The path and the timetable are not always clear but the benefits to customers, the energy industry, the Australian economy and to AGL are overwhelming and clear. We will continue to work with all concerned.

Investment in Loy Yang Power

In April this year AGL and its foundation partners, The Tokyo Electric Power Company (TEPCO), and a group of financial investors led by the Commonwealth Bank of Australia, completed the purchase of Loy Yang A Power Station and its adjacent coal mine in Victoria's Latrobe Valley.

AGL invested $210 million for its 32.5% investment in a power station that represents around 23% of Victoria's total installed electricity capacity.

This followed a December ruling by the Federal Court that AGL's involvement in Loy Yang Power did not breach the Trade Practices Act because it did not substantially lessen competition in the electricity market.

The purchase of Loy Yang Power is an important step in expanding a new earnings stream for AGL. It represents the first investment in base load power by AGL and brings our direct and equity investment to over 1000 MW or about 2.6% of the electricity market.

We are aware of the environmental issues involved in power generation and will be working with our partners and Loy Yang Power management to ensure the power station and mine are managed in a manner consistent with our environmental principles.

Sale of NGC Holdings

Another important matter is the announcement in late August of our intention to sell our investment in NGC Holdings Pty Ltd (NGC) in New Zealand. The Board formed the view that the investment in NGC was worth more in the hands of a new investor than AGL.

The sale process has resulted in New Zealand company Vector contracting to buy AGL's 66 per cent interest in NGC for a favourable sale price. Net proceeds of approximately A$760 million, representing around NZ$3.00 per NGC share (including the fully imputed dividend of 9 cents per share announced last week) are expected to be received by AGL by the end of the calendar year.

Vector's offer structure was straightforward with a minimal number of conditions. The offer will provide minority shareholders in New Zealand with the opportunity to participate on the same terms as AGL.

AGL has been in New Zealand for around twelve years and for most of that time NGC performed extremely well. The year 2001 was extremely disappointing both to you and to the Board and there has been much work since that time to restore NGC's fortunes. I am pleased to say that, as a consequence, the financial performance of NGC in the last three years has been strong.

We have a good understanding of the New Zealand energy market, and would consider future investments should attractive opportunities become available.

Capital Management

In August the Company indicated that a capital management program was being actively considered. Put simply, we think that some of the cash that will soon be in the Company will be better used by the owners than by the Company, and we are looking at how best to get it to you. Options include a capital return, an on market buy back, an off market buy back, increasing the dividend pay out ratio, as well as a special dividend.

It is important that any return of Shareholders' funds is made in the most tax effective and certain manner.

As a consequence, in considering such a program, we have sought a ruling from the Australian Tax Office that is expected in the near future.

We will make the necessary decisions and an announcement on the amount and structure of the capital management program after we get the ruling from the Australian Tax Office.

Corporate Governance

I would now like to discuss a number of matters that relate to the governance of your Company, in particular the operations and effectiveness of the Board of Directors, and tell you about some changes we propose to achieve.

Earlier this year we conducted a review of the performance of the Board and we examined issues including structure, size, composition and tenure.

As we reported to you in the Annual Report, this review has led to a number of changes to our processes. We have reorganised priorities to allow more time for strategic matters and for detailed reviews of environmental issues, health and safety, information technology and risk management.

As part of this review the Board decided to eliminate the position of Deputy Chairman during the year. With the retirement of John Phillips last December the Board invited Max Ould to fill the casual vacancy. Max Ould has valuable experience and expertise in marketing products to mass market customers.

We have also introduced a process of review of individual Board Members by their Board peers.

The Board decided not to impose a formal age limit, but there is a documented understanding that Directors will not nominate for re-election beyond 70 years of age.

Similarly, there is a documented understanding that the normal tenure for a Director will be ten years, but the Board can vary this in exceptional circumstances.

It follows from all this that the next several years are going to see significant changes as we renew the Board and look for new Directors with skills and experience to contribute to the interests of Shareholders.

In doing this we are going to try to balance the value of corporate memory with the vigor that new recruits can bring.

Energy is a sector that, in many aspects, has a long life cycle. Regulatory resets of revenue and tariffs earned from our energy networks occur every five years and key energy supply contracts, such as the gas supply and transportation contracts signed in December 2002, occur around every fifteen years.

Nevertheless, we think we can recruit four new Directors over the next four years and allow them to gain the necessary knowledge base without losing important corporate memory. We intend to do this and the People and Performance Committee is working with consultants to identify candidates.

We will look for candidates with appropriate skills and experience to build a balanced Board. We will also look for people who exercise an independent and informed judgment on matters that come to the Board. Lastly we will look for people who earn the respect of their colleagues through constructive and sensible behaviour.

As part of its normal processes, the Board is also concerned with the many dimensions of human resources throughout the Company.

During the year, the Board was actively involved in appraising policies relating to promotion, training and development opportunities, succession planning, remuneration policies and job satisfaction.

The Board has a strong belief that integrity in how the Board, management and employees conduct their business underpins the success of the Company. Your Directors believe that AGL has strong ethical, safety, and environmental standards, and a culture in which AGL's people genuinely support these commitments.

Corporate Sustainability

My predecessor, John Phillips, reported to you that the Company had developed a Corporate Social Responsibility program. I would like to report briefly to you on progress during the year, as well as future directions.

You will find in the pack on your seat, AGL's first Sustainability Report. This document reports to Shareholders, and AGL's other stakeholders, on what we have done during the year to make AGL a more sustainable company.

To us, sustainability means a financially successful business that recognises our role as a good corporate citizen in all the communities where we operate.

Community and social issues, such as the financial difficulties of some of our customers, are very real business issues. This is why you will see a "Social" section in the Report.

We are also very aware of our responsibilities, as Australia's largest energy retailer, to address environmental issues such as greenhouse gas emissions.

This is captured in the "Environment" section in the Report. Greenhouse gas emissions are a long-term issue and require action internationally, nationally and locally. AGL is committed to play its part by implementing our environmental principles in everything we do.

The reason for our commitment to sustainability is quite straightforward. If AGL is to continue to deliver returns to Shareholders we must address these social and environmental issues. If we do not, governments and regulators are likely to respond for us.

We are ambitious for AGL. We aspire to leadership in all aspects of our business – sustainability, safety, excellent service to all of our customers, and improved operating and environmental performance for both our own and our customers' operations.

Many of the advances we have made over the past year in these and other aspects of our business have been small and incremental – doing a thousand little things better or more effectively. They have, however, all underpinned the strength of our balanced business portfolio and helped deliver returns for Shareholders.

Long Term Incentive Plan

One of the matters for consideration by Shareholders is the acquisition of rights by the Managing Director to acquire shares up to a maximum of 65,223 in the Company. The Managing Director, receives a balance of fixed and variable (that is at risk) remuneration, the details of which are contained in the Concise Annual Report.

The variable – or at risk - component is based on the economic profit earned by the Company and a series of performance hurdles set by the Board.

Part of the variable component is in the form of a short term incentive paid in cash. Part is in the form of a long term incentive payable not in cash but in fully-paid shares.

These shares may either be issued by the Company or acquired on the market and they are priced at the market rate.

It is important that you know the Managing Director is not entitled to this part of his remuneration immediately. The shares are progressively vested to him over a three-year period.

The terms of the arrangement are the same as for other executives of the Company. However, because he is a Director, the share issue needs to be approved by Shareholders.

At the start of each year, as part of his appraisal and review process, the Board sets the Managing Director's performance hurdles.

For him and other senior executives to gain an allocation of share rights under the long-term incentive arrangements, two things are necessary.

First, there must be an increase in earnings per share. In other words, Shareholders must benefit if senior management is to benefit.

Secondly, the size of any allocation of shares is then directly related to the extent to which the actual performance of AGL improves, measured by the three-year average movement in economic profit.

For these purposes economic profit is defined as Group Earnings before interest, tax, depreciation and amortisation (that is, "**EBITDA**") ***LESS*** (Funds employed ***multiplied by*** pre-tax Weighted Average Cost of Capital).

So, management only gets to share in the increased profitability of the Company after a charge for the use of capital has been applied to the reported profit result.

We think that movement in economic profit as a key performance hurdle ensures executives' rewards are directly aligned with actual delivery of AGL's performance to Shareholders.

For the year ended 30 June 2004, the Company, under the Managing Director's leadership, achieved an 8.7% increase in earnings per share and a positive movement in economic profit, which was reflected in the increased dividend to Shareholders.

On the basis of these positive, measurable achievements, which have benefited all Shareholders, the Board has approved the relevant share allocations for the senior executive group.

Some compensation plans deal primarily with cash rewards. Your Board strongly believes that a large share component aligns management and Shareholder interests. Vesting over a three year period is designed to encourage a longer term outlook.

You will be interested to know that over 98 per cent of eligible employees under AGL Share Plans hold shares in the Company and collectively they rank as the 11th largest Shareholder. We are proud of this alignment of employee and Shareholder interests.

Conclusion

On behalf of my colleagues, thank you for attending and demonstrating your interest in AGL by taking part in this Meeting. I hope you will join the Directors and Management for light refreshments downstairs.

For those of you who wish to provide feedback to us about this AGM and other Shareholder communications, I encourage you to fill in the Shareholder Feedback form you found on your seat. May I remind you that you can place them in the return boxes at the exit to the venue.

Mark Johnson
CHAIRMAN

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 19/10/2004

TIME: 10:38:16

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

GM Presentation

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**


2004
An ual Gene
ng
n, Managing Director

2003 -2004 PRIORITIES

AGL

- **Performance** → Enhancing businesses within AGL's core asset portfolio
- **Platform** → Building & developing positions of market leadership
- **People** → Retail capability and organisational effectiveness



BUSINESS SEGMENT PERFORMANCE

Percentage Change in EBIT 2004 vs 2003


12.0%
8.0%
4.0%
0.0%
-4.0%
-8.0%
-12.0%
Power Generation
New Zealand
Gas Network
Electricity Network
Sales & Marketing
Agility
Energy Investments

	Power Generation	New Zealand	Gas Network	Electricity Network	Sales & Marketing	Agility	Energy Investments
2004 EBIT ($m)	21.7	129.4	164.1	70.1	218.8	55.5	86.7

Good underlying results across the business portfolio

AGL'S BUSINESS PORTFOLIO


ELECTRICITY MARKET
GENERATION/ WHOLESALE
TRANSMISSION
DISTRIBUTION
RETAIL
SERVICES
AGL
POWER ASSETS
LOY YANG A (32.5%)
APT (30%)*
ENERGY NETWORKS
ENERGY SALES & MARKETING
ACTEWAGL (50%)*
AGILITY*
HCE
ELGAS (50%)*
CHILE GAS-VALPO
GAS MARKET
PRODUCTION/ WHOLESALE
TRANSMISSION
DISTRIBUTION
RETAIL
SERVICES

Well positioned in the Australian energy market

POWER GENERATION


Landfill Gas
Gas Fired
Wind farm PPA
Coal Fired
Cawse
Rockingham
Gosnells
Canunda
Greenfield
Hallett
Starfish Hill
Coopers Brewery
Nowra
Loy Yang A
Werribee
Somerton
Hobart

Acquired a 32.5% interest in Loy Yang Power in April 2004

Growth opportunities

- Peaking power plant
- Renewable Energy

A platform for growth

ENERGY NETWORKS



Victorian electricity network



New South Wales gas network

Increase in network customer sites	
Gas:	3.6%
Electricity:	2.5%

Customer Connections	
Gas:	924,600
Electricity:	279,100

Continued organic growth

AGILITY



Agility Contracts
Water
Gas pipeline
Gas network
Electricity network
Power generation

Third party revenue:

Currently 17%

Forecast 25% (in 2006)

Tasmania office opened in Feb 2004

Now with offices and operations across Australia

Continuing to win new customers nationally

AGILITY - MARKET OPPORTUNITIES

AGL


Strategic Asset Management
Strategic infrastructure planning/advice
Asset Management
Infrastructure asset Planning: 1-3 yr spending programs
Strategic Asset Services
12 mth detailed works delivery program
Programs/works delivery
Asset Services
Value created for client
Span of service offering to the Client

Agility's target market - $9.2bn


Electricity distribution
Water
Gas distribution
Gas transmission

Revenue from gas transmission and distribution make up 70% of Agility's revenue but only 14% of target market

Agility more than "hard hats"

ENERGY SALES AND MARKETING

AGL



SA
Vic
NSW
Gas
Electricity

Dual fuel accounts:

2004:	864,000
% change: (on prior year)	9.1%

Total Customer accounts:

2004:	3.1 million
% change:	-2.5%

Good performance in increasingly competitive markets

ENERGY RETAILING - A MARGIN GAME

AGL



REVENUE	Invoice 3.1 million customers	$3.4 bn
WHOLESALE ENERGY COSTS	Purchase gas & electricity	($1.9 bn)
TRANSPORT & DIST'N COSTS	Transport gas & electricity	($1.0 bn)
		($0.3 bn)
OPERATING COSTS	5.7 m customer calls p.a. 4 call centres	
	14.5 million bills p.a. > 600,000 market contracts	
Energy Sales and Marketing EBIT		$0.2 bn

Managing profitably from the revenue line to the bottom line

SUSTAINING OUR BUSINESS

AGL

Our Customers

- Providing a safe & reliable supply of energy
- Responding to changing service expectations

Our Community

- Engaging & giving back to make a difference
- 'Energy for Life' tangibly supports the community

Our Environment

- Minimising our own & our customers' enviro. impacts
- Establishing enviro. strategies, targets & action plans


staying.

Our People

- Employing & retaining the right people
- Unwavering focus on health, safety & wellbeing

167 years young and that's only the beginning

ENERGY MARKET GROWTH PROFILE

AGL

Forecast growth in energy demand



50%
0%
2004
2008
2012
2016
2020
Gas
Electricity

$30 billion of energy infrastructure to be built by 2020

Future activity based on organic growth and sector consolidation

Continued growth in demand for energy

OPERATING PERFORMANCE UPDATE

AGL

- Retail
  - Competition for customers remains strong (especially in Victoria)
  - Maintaining & increasing market share after losses early in financial year
- Weather
  - 2004 winter slightly warmer than last year
- Loy Yang Power
  - Solid business performance offset by low wholesale electricity pool prices
- Regulatory Reviews:
  - NSW gas distribution network
  - SA retail electricity price path
- NGC Sale
  - First half results will include positive impact of profit on sale

2004 - 2005 PRIORITIES

AGL

- Increasing Shareholder Value
  - Organic growth
  - Greenfield opportunities
  - Optimal capital structure
- Strengthening the business platform
  - Improve efficiency to compete effectively
  - Acquisition opportunities
- Building people and organisational capabilities


2004
An ual Gene ng
n, Managing Director
AGL

Brokers Analysts.
Aus.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 13/10/2004

TIME: 08:43:42

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

NGC to Pay Special Dividend

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

Level 8, The NGC Building
44 The Terrace
Private Bag 39980
Wellington
New Zealand
Phone: 64 4 462 8700
Fax: 64 4 462 8600
Website: www.ngc.co.nz

13 October 2004

NEWS MEDIA RELEASE

NGC to Pay Special Dividend

The Board of NGC Holdings Limited today declared a special dividend of 9 cents per share, fully imputed, to be paid on 3 November 2004, to shareholders registered on 28 October 2004.

Consideration of a special dividend followed Monday's announcement of an agreement in which NGC's majority shareholder, The Australian Gas Light Company (AGL), will sell its 66.05% shareholding to Vector Limited. When concluded, this agreement will represent a shareholder continuity break resulting in the forfeiture of any imputation credits existing at that time.

Accordingly, the Board has authorised a special dividend payment, which can be considered as an advance on the interim dividend normally declared in February, so that shareholders can receive the benefit of available imputation credits prior to the sale of AGL's majority shareholding in the Company.

The Board notes that, in the announcement of its agreement to purchase AGL's majority shareholding in NGC, Vector stated that any dividend payment by NGC prior to completion would be deducted from the agreed price of $3.00 per share.

Contact: Keith FitzPatrick, Manager External Relations, NGC Holdings Limited
Phone: 04 – 462 8704, Mobile: 027- 443 8349

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 11/10/2004

TIME: 08:30:08

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

To sell NGC stake to Vector

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

AGL

media release

October 11, 2004

AGL to sell NGC stake to Vector

The Australian Gas Light Company (AGL) today announced it has entered into a sale and purchase agreement with New Zealand energy company Vector for its 66.05 per cent shareholding in NGC Holdings Ltd (NGC).

The sale will deliver AGL net proceeds of approximately A $760 million which are expected to be received by the end of the calendar year. The sale price is NZ $3.00 per share which is in line with the average share price for NGC over the last three months. It also represents a 15 per cent premium to NGC's share price at the time the company announced in April it was considering merger opportunities.

"The sale to Vector delivers a favourable outcome for AGL shareholders further enabling AGL to pursue attractive growth opportunities and optimise the company's capital structure," AGL Managing Director Greg Martin said.

"As previously indicated to the market, the proceeds from this transaction are being incorporated into AGL's consideration of these two key areas."

Mr Martin added that important considerations in AGL's decision to accept Vector's offer were the final purchase price per share, the nature of the offer structure itself and the minimal number of conditions. In addition, the offer will provide minority shareholders with an opportunity to participate on the same terms as AGL.

Mr Martin said AGL's decision to sell its NGC shareholding brings to an end a successful 12-year association with the New Zealand energy sector.

"Over the past 12 years AGL has developed a good understanding of the New Zealand energy market and it remains a market in which AGL would consider future investment should attractive opportunities become available," Mr Martin concluded.

Further Enquiries:

John Short
General Manager, External Affairs
(02) 9921 2336
0402 060 528

Jane Counsel
Media Relations Manager
(02) 9921 2352
0416 275 273

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 05/10/2004

TIME: 14:41:06

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Agreement Facilitates Gas Pipeline Open Access Efficiency

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

Level 8, The NGC Building
44 The Terrace
Private Bag 39980
Wellington
New Zealand
Phone: 64 4 462 8700
Fax: 64 4 462 8600
Website: www.ngc.co.nz

5 October 2004

NEWS MEDIA RELEASE

Agreement Facilitates Gas Pipeline Open Access Efficiency

New Zealand's leading gas transmission pipeline operator, NGC, has been engaged as the open access system operator for the onshore Maui pipeline from Oaonui to Huntly.

Under an agreement with Maui pipeline owner, Maui Development Limited, NGC will use a single information platform to operate open access arrangements for both the NGC and Maui pipeline systems.

NGC Chief Executive, Phil James, said today the agreement is a significant development in the implementation of new open access gas transportation arrangements for the industry post-Maui. NGC is already the technical operator of the Maui pipeline, and the agreement extends that role to system operator for the Maui open access regime.

While NGC's gas transmission pipelines have been available to gas shippers under non-discriminatory open access arrangements for more than a decade, the 313km Maui pipeline is being prepared for open access gas transportation for the first time. That pipeline has been dedicated to moving gas from the Maui field under a contract with the Crown.

As previously reported, NGC recently completed an industry consultation process on the need to redevelop open access arrangements for its own 2,200km of transmission pipelines to accommodate significant changes in gas supply. NGC's existing regime is founded on the high flexibility of the Maui field, but as Maui reserves decline, supply is becoming increasingly complex and less flexible. Changing retailer needs and Government policy expectations also require adaptation of transportation arrangements.

Mr James said that, apart from developing new access terms and conditions, the primary focus in the evolution of open access arrangements has been on more highly sophisticated information technologies for effective pipeline system administration. NGC has engaged leading energy and utilities sector technical experts, CGNZ, an affiliate of Capgemini, to help develop the access regime framework and supporting information systems.

Prior to the agreement, open access arrangements for the NGC and Maui pipelines were being developed in parallel. Mr James said: "Considerable cost savings are available by running these projects simultaneously, and use of a single system and operator will facilitate ease of access."

The revised access regime for NGC's pipelines and the open access arrangements for the Maui pipeline will roll out over the next year.

Contact: Keith FitzPatrick, Manager External Relations, NGC Holdings Limited
Phone: 04 – 462 8704, Mobile: 027- 443 8349

AGL

The Australian Gas Light Company
ABN 95 052 167 405
Formed in New South Wales with limited liability
Telephone: 02-9922 0101 LEVEL 21 FAX: (02) 9957 3671

TO: **AUSTRALIAN STOCK EXCHANGE**

FAX NO. **1900 999 279**

FROM: **COMPANY SECRETARY OFFICE**

DATE: **5 October 2004**

PAGES: **3 (including cover sheet)**

SUBJECT: Agreement Facilitates Gas Pipeline Open Access Efficiency

Please find attached media release in regard to the above by NGC Holdings Limited (NGC).

THE FOLLOWING FILE(S) ERASED

FILE	FILE TYPE	OPTION	TEL NO.	PAGE	RESULT
064	MEMORY TX		1900999279	03/03	OK

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